Exhibit 12.1

Frontier Communications Corporation

Statements of the Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

(Unaudited)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Pre-tax income from continuing operations	$163,437	$162,720	$228,952	$245,951	$270,716

(Income) or loss from equity investees	-	-	522	864	(367)

Pre-tax income from continuing operations before
(income) or loss from equity investees	163,437	162,720	229,474	246,815	270,349

Fixed charges	731,657	698,251	716,619	697,006	541,750

Distributed income of equity investees	-	-	-	-	780

Interest capitalized	(2,968)	(2,723)	(2,203)	(8,414)	(3,749)

Income attributable to the noncontrolling interest
in a partnership	-	(2,643)	(16,678)	(7,994)	(3,044)

Total earnings	$892,126	$855,605	$927,212	$927,413	$806,086

Ratio of earnings to fixed charges	1.22	1.23	1.29	1.33	1.49

NOTE:  The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.